

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

June 10, 2008

Coreen Sawdon
Senior Vice President and Chief Financial Officer
Shuffle Master, Inc.
1106 Palms Airport Drive
Las Vegas, Nevada 89119

> **RE:** **Shuffle Master, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2007**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2008**
> **Proxy filed on February 15, 2008**
> **File No. 0-20820**

Dear Ms. Sawdon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant